FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 29, 2015

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Fourth 2014 Financial Results” dated January 29, 2015.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2014 Results”, dated January 29, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 29, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

ITEM 1

News Release

AU Optronics Corp. Reports a 6-Year High Net Profit of NT$18.06 Billion for Fiscal Year 2014

Issued by: AU Optronics Corp.
Issued on: January 29, 2015
Hsinchu, Taiwan, January 29, 2015–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the fourth quarter and fiscal year of 2014(1).

Consolidated revenues in the fourth quarter of 2014 were NT$105.45 billion, down 1.3% from the previous quarter. Gross profit was NT$15.62 billion, with gross margin of 14.8%. Operating profit was NT$8.82 billion, with the operating margin of 8.4%. AUO’s net profit for the fourth quarter of 2014 was NT$6.57 billion. Net profit attributable to owners of Company was NT$6.00 billion, with a basic EPS of NT$0.62(2).

For the fiscal year of 2014, unaudited consolidated revenues totaled NT$408.18 billion, a decrease of 2.0% year-over-year. Net profit was NT$18.06 billion, with a basic EPS of NT$1.83(2).

In the fourth quarter of 2014, large-sized panel(3) shipments exceeded 29.40 million units, down slightly by 0.3% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter surpassed 42.71 million units, down by 11.4% quarter-over-quarter. For the full year of 2014, large-sized panel shipments totaled around 116.92 million units, roughly flat from the previous year. Small and medium-sized panel shipments were around 170.71 million units, up by 11.9% compared to the previous year.

AUO’s unaudited consolidated results for the fourth quarter of 2014 were highlighted as below:
•	Revenues of NT$105.45 billion, down 1.3% quarter-over-quarter
•	Operating profit of NT$8.82 billion
•	Net profit of NT$6.57 billion
•	Basic EPS of NT$0.62(2)

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•	Gross margin was 14.8%
•	Operating margin was 8.4%
•	EBITDA(4) margin was 21.2%

AUO’s unaudited consolidated results for the fiscal year of 2014 were highlighted as below:
•	Revenues of NT$408.18 billion, down 2.0% year-over-year
•	Operating profit of NT$22.17 billion
•	Net profit of NT$18.06 billion
•	Basic EPS of NT$1.83(2)
•	Gross margin was 11.9%
•	Operating margin was 5.4%
•	EBITDA(4) margin was 19.4%

Looking back to the fourth quarter, although IT and small-and-medium-sized panels have entered the period of seasonal adjustment, TV panel market remained strong  on the back of the inventory-stocking demand ahead of the Chinese Lunar New Year. Thanks to the depreciation of the New Taiwan Dollar and the appropriate cost control of the Company, AUO’s operating and EBITDA margin in the fourth quarter reached 8.4% and 21.2%, respectively. Its days of inventory also maintained a healthy level of 36 days. The company closed 2014 with a net profit of NT$18.06 billion, rising as much as 324.7% year-over-year to the highest in six years. In addition, management also endeavors to improve AUO’s financial structure. As a result, the Company’s total debt was reduced by NT$42.02 billion for the full year, and its net debt to equity ratio was lowered considerably to 30.3%, the lowest in four years.

Looking forward to 2015, AUO will enhance its high-quality production capacity through appropriate level of investments, and to continuously develop products with high cost-performance ratio to reach win-win cooperation with customers. Furthermore, the Company will proactively upgrade its existing technology base with a view to maintain its technology capability in the world’s leading group and with a hope to continuously transcend itself and create a positive cycle with long-term profitability.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

2/3

(2)	Basic EPS in the fourth quarter and the fiscal year of 2014 were calculated based on the weighted average outstanding shares of the fiscal year of 2014 (9,624 million shares).
(3)	Large size refers to panels that are 10 inches and above in diagonal measurement.
(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 75 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2014. AUO’s unaudited consolidated revenues in 2014 were NT$408.18 billion.  For more information, please visit AUO.com.

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21, 2014.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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ITEM 2

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AU Optronics Corp.
Fourth Quarter 2014 Results Investor Conference

2014

Jan. 29, 2015

[GRAPHIC OMITTED]

Safe Harbor Notice

[] The statements included in this presentation that are
not historical in nature are "forward-looking statements"
within the meaning of Section 27A of the United States
Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking
statements, which may include statements regarding AU
Optronics' future results of operations, financial
condition or business prospects, are subject to significant
risks and uncertainties and are based on AU Optronics'
current expectations.

[] Actual results may differ materially from those
expressed or implied in these forward-looking statements
for a variety of reasons, including, among other things:
the cyclical nature of our industry; our dependence on
introducing new products on a timely basis; our dependence
on growth in the demand for our products; our ability to
compete effectively; our ability to successfully expand our
capacity; our dependence on key personnel; general economic
and political conditions, including those related to the
TFT-LCD industry; possible disruptions in commercial
activities caused by natural and human-induced disasters,
including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] Beginning on January 1, 2013, we have adopted the
International Financial Reporting Standards as issued by
the International Accounting Standards Board ("IFRS") to
the extent endorsed by the ROC Financial Supervisory
Commission ("FSC") ("Taiwan IFRS") for reporting our annual
and interim consolidated financial statements in the ROC in
accordance with the requirements of the FSC. All financial
information contained herewithin is presented in conformity
with Taiwan IFRS. Readers should be cautioned that Taiwan
IFRS differs in many material respects from IFRS including
to the extent that any new or amended standards or
interpretations applicable under IFRS may not be timely
endorsed by the FSC.

[] Our release of financial forecasts and forward-looking
statements at any particular time does not create any duty
of disclosure beyond that which is imposed by law, and we
expressly disclaim any obligation to publicly update or
revise any forecasts or forward-looking statements, whether
as a result of new information, future events or
otherwise.

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential

[GRAPHIC OMITTED]

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income
Amount : NT$ Million

                                                   4Q14
                                            ========= =======
Net Sales                                   105,449     100.0%
Cost of Goods Sold                          (89,828)     (85.2%)
Gross Profit                                 15,621      14.8%
Operating Expenses                           (6,798)      (6.4%)
Operating Profit                              8,823       8.4%
Net Non-operating Income (Expenses)            (890)      (0.8%)
Profit before Tax                             7,933       7.5%
Net Profit                                    6,575       6.2%
Attributable to:
Owners of Company                             6,004       5.7%
Non-controlling Interests                       571       0.5%
Net Profit                                    6,575       6.2%
Basic EPS (NT$)(a)                             0.62
========================================  =========   =======
Operating Profit + DandA                     22,339      21.2%
========================================  =========   =======
Display Segment Information:
Net Sales                                    99,385     100.0%
Operating Profit                              9,225       9.3%
Operating Profit + DandA                     21,831      22.0%
========================================  =========   =======
Unit Shipments (mn)(b)
Large Size Panels                              29.4
Small and Medium Size Panels                   42.7
========================================  =========   =======

     3Q14         QoQ %
========= ======= =========
106,886  100.0%          (1.3%)
 (91,507) (85.6%)        (1.8%)
15,379    14.4%          1.6%
 (6,602)   (6.2%)        3.0%
8,777      8.2%          0.5%
 (1,209)   (1.1%)       (26.4%)
7,568      7.1%          4.8%
7,300      6.8%          (9.9%)
7,332      6.9%         (18.1%)
 (32)      (0.0%)  []
7,300      6.8%          (9.9%)
          0.76          (18.1%)
====   =======     =========
22,643    21.2%          (1.3%)
====   =======     =========
101,202  100.0%          (1.8%)
9,216      9.1%          0.1%
22,138    21.9%          (1.4%)
====   =======     =========
          29.5           (0.3%)
          48.2          (11.4%)
====   =======     =========

    4Q13
========= =======
102,703  100.0%
 (95,048) (92.5%)
7,656      7.5%
 (6,581)   (6.4%)
1,075      1.0%
 471       0.5%
1,546      1.5%
1,081      1.1%
 940       0.9%
 141       0.1%
1,081      1.1%
          0.10
====   =======
16,383    16.0%
====   =======
97,162   100.0%
1,878      1.9%
16,175    16.6%
====   =======
          30.2
          41.2
====   =======

-- Unaudited, prepared by AUO based on Taiwan IFRS
a) AUO issued new ADSs in May 2013. Basic EPS in both 4Q14
and 3Q14 were calculated based on the weighted average
outstanding shares of 2014
(9,624m shares); Basic EPS in 4Q13 was calculated based on
the weighted average outstanding shares of 2013 (9,349m
shares).
b) Large size refers to panels that are 10 inches and
above
[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 3

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Statement of Comprehensive Income
Selected Items from Statement of Comprehensive Income
Amount : NT$ Million

                                       FY 2014
                                  =========== =======
Net Sales                         408,179     100.0%
Cost of Goods Sold               (359,668)     (88.1%)
Gross Profit                       48,511      11.9%
Operating Expenses                (26,345)      (6.5%)
Operating Profit                   22,165       5.4%
Net Non-operating Expenses         (2,185)      (0.5%)
Profit before Tax                  19,980       4.9%
Net Profit                         18,065       4.4%
Attributable to:
Owners of Company                  17,628       4.3%
Non-controlling Interests             436       0.1%
Net Profit                         18,065       4.4%
Basic EPS (NT$)(a)                   1.83
============================  ===========   =======
Operating Profit + DandA           79,068      19.4%
ROE(b)                               10.2%
============================  ===========   =======
Display Segment Information:
Net Sales                         384,335     100.0%
Operating Profit                   24,423       6.4%
Operating Profit + DandA           77,574      20.2%
============================  ===========   =======
Unit Shipments (mn)(c)
Large Size Panels                   116.9
Small and Medium Size Panels        170.7
============================  ===========   =======

    FY 2013                     YoY %
===========      =======     ========
    416,363     100.0%         (2.0%)
   (382,379)     (91.8%)       (5.9%)
     33,984       8.2%        42.7%
    (25,692)      (6.2%)       2.5%
      8,293       2.0%       167.3%
     (3,056)      (0.7%)      (28.5%)
      5,236       1.3%       281.6%
      4,253       1.0%       324.7%
      4,180       1.0%       321.7%
         73       0.0%       499.9%
      4,253       1.0%       324.7%
                 0.45        309.6%
===========   =======     ========
     71,930      17.3%         9.9%
                  2.7%       280.8%
===========   =======     ========
    398,836     100.0%         (3.6%)
     12,018       3.0%       103.2%
     71,668      18.0%         8.2%
===========   =======     ========
                117.0          (0.0%)
                152.5         11.9%
===========   =======     ========

-- Unaudited, prepared by AUO based on Taiwan IFRS
a) AUO issued new ADSs in May 2013. Basic EPS was
calculated based on the weighted average outstanding shares
of 9,624m shares in 2014
and 9,349m shares in 2013.
b) ROE was based on average equity attributable to
shareholders of the parent company
c) Large size refers to panels that are 10 inches and
above
[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 4

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Consolidated Balance Sheet Highlights

Amount : NT$ Million

                                  4Q14         3Q14
                                ========     ========
Cash and ST Investment()a)        81,965       75,414
Inventory                         36,420       35,287
Short Term Debt()b )              56,998       45,783
Long Term Debt                    85,689      105,954
Equity                           200,370      188,766
Total Assets                     469,860      460,391
==============================  ========     ========
Inventory Turnover (Days)()c)         36           35
Net Debt to Equity()d )             30.3%        40.4%
==============================  ========     ========

QoQ %       4Q13
====     ========
 8.7%      76,312
 3.2%      37,598
24.5%      66,220
 (19.%)   118,488
 6.1%     178,346
 2.1%     492,243
====     ========
               38
             60.8%
====     ========

-- Unaudited, prepared by AUO based on Taiwan IFRS
a) Excluding time deposit with maturity longer than 3
months (NT$ 2,100m in 4Q14 ,NT$2,000m in 3Q14, and
NT$2,121m in 4Q13)
b) Short term debt refers to all interest bearing debt
maturing within one year
c) Calculated by dividing the average inventory into the
annualized cost of goods sold during such period, then
multiplying by 365 days
d) Net Debt to Equity = (Short Term Debt + Long Term Debt -
Cash and ST Investment) / Equity

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 5

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Consolidated Cash Flow Highlights

Amount : NT$ Million

                                   4Q14
                               =========
From Operating Activities         17,873
Gain before Tax                    7,933
Depreciation and Amortization     13,516
Net Change in Working Capital     (3,787)
From Investing Activities         (1,540)
Capital Expenditure               (3,052)
From Financing Activities        (10,030)
Net Change in Debt                (9,888)
Net Change in Cash()a)             6,552

3Q14        QoQ
====   =========
19,655    (1,783)
7,568        365
13,865      (350)
 (1,697)  (2,090)
 (2,768)   1,228
 (3,374)     323
 (18,432)  8,402
 (17,065)  7,178
 (1,122)   7,674

-- Unaudited, prepared by AUO based on Taiwan IFRS

a) In addition to cash generated from operating, investing
and financing activities, net change in cash also include
effect on
currency exchange of foreign subsidiaries

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 6

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Display Revenue Breakdown by Application

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- Mobile PC : including Notebook and Tablet displays
-- Mobile Device : including displays for mobile phones and
other related products
-- Commercial and Others: including displays for
automobile, industrial PC, ATM, point of sale (POS),
pachinko, and etc.

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 7

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Display Revenue Breakdown by Size

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential 8

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Consolidated Shipments and ASP by Area

Shipments in square meter

[GRAPHIC OMITTED]

ASP per square meter

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- ASP per square meter in US$ was translated from NT$
based on average exchange rates announced by Customs
Administration, Ministry of Finance of each
respective quarter

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential

9

[GRAPHIC OMITTED]

Consolidated Small and Medium Panel
Shipments by Area and Revenues

Shipments in square meter

[GRAPHIC OMITTED]

Revenues

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- Small and Medium size refers to panels that are under 10
inches

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential

10

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www.auo.com
ir@auo.com

[C] 2014 AU Optronics Corporation -- Proprietary and
Confidential

11

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended December 31, 2014 and 2013 and September 30, 2014
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2014		% of	4Q 2013	YoY	4Q 2014		% of	3Q 2014	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,337	105,449	100.0	102,703	2.7	3,337	105,449	100.0	106,886	(1.3)
Cost of Goods Sold	2,843	89,828	85.2	95,048	(5.5)	2,843	89,828	85.2	91,507	(1.8)
Gross Profit	494	15,621	14.8	7,656	104.0	494	15,621	14.8	15,379	1.6

Operating Expenses	215	6,798	6.4	6,581	3.3	215	6,798	6.4	6,602	3.0
Operating Profit	279	8,823	8.4	1,075	720.7	279	8,823	8.4	8,777	0.5

Net Non-Operating Income (Expense)	(28)	(890)	(0.8)	471	－	(28)	(890)	(0.8)	(1,209)	(26.4)

Profit before Income Tax	251	7,933	7.5	1,546	413.2	251	7,933	7.5	7,568	4.8

Income Tax Expense	(43)	(1,358)	(1.3)	(464)	192.4	(43)	(1,358)	(1.3)	(268)	406.7
Net Profit	208	6,575	6.2	1,081	508.0	208	6,575	6.2	7,300	(9.9)

Other Comprehensive Income	59	1,854	1.8	781	137.4	59	1,854	1.8	1,001	85.3
Total Comprehensive Income	267	8,429	8.0	1,862	352.6	267	8,429	8.0	8,301	1.5

Net Profit Attributable to:
Owners of Company	190	6,004	5.7	940	538.4	190	6,004	5.7	7,332	(18.1)
Non-controlling Interests	18	571	0.5	141	305.1	18	571	0.5	(32)	－
Net Profit	208	6,575	6.2	1,081	508.0	208	6,575	6.2	7,300	(9.9)

Total Comprehensive Income Attributable to:
Owners of Company	236	7,462	7.1	1,582	371.8	236	7,462	7.1	8,114	(8.0)
Non-controlling Interests	31	967	0.9	281	244.7	31	967	0.9	187	416.2
Total Comprehensive Income	267	8,429	8.0	1,862	352.6	267	8,429	8.0	8,301	1.5

Basic Earnings Per Share	0.02	0.62		0.10		0.02	0.62		0.76
Basic Earnings Per ADS(3)	0.20	6.24		1.01		0.20	6.24		7.62
Weighted-Average Shares Outstanding ('M)		9,624		9,349			9,624		9,624

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.60 per USD as of December 31, 2014
(3) 1 ADS equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2014		% of	2013	YoY
	USD	NTD	Sales	NTD	Chg %

Net Sales	12,917	408,179	100.0	416,363	(2.0)
Cost of Goods Sold	11,382	359,668	88.1	382,379	(5.9)
Gross Profit	1,535	48,511	11.9	33,984	42.7

Operating Expenses	834	26,345	6.5	25,692	2.5
Operating Profit	701	22,165	5.4	8,293	167.3

Net Non-Operating Expenses	(69)	(2,185)	(0.5)	(3,056)	(28.5)

Profit before Income Tax	632	19,980	4.9	5,236	281.6

Income Tax Expense	(61)	(1,916)	(0.5)	(983)	94.9
Net Profit	572	18,065	4.4	4,253	324.7

Other Comprehensive Income	59	1,878	0.5	2,610	(28.1)
Total Comprehensive Income	631	19,942	4.9	6,863	190.6

Net Profit Attributable to:
Owners of Company	558	17,628	4.3	4,180	321.7
Non-controlling Interests	14	436	0.1	73	499.9
Net Profit	572	18,065	4.4	4,253	324.7

Total Comprehensive Income Attributable to:
Owners of Company	604	19,087	4.7	6,355	200.3
Non-controlling Interests	27	855	0.2	508	68.3
Total Comprehensive Income	631	19,942	4.9	6,863	190.6

Basic Earnings Per Share	0.06	1.83		0.45
Basic Earnings Per ADS(3)	0.58	18.32		4.47
Weighted-Average Shares Outstanding ('M)		9,624		9,349

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.60 per USD as of December 31, 2014
(3) 1 ADS equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2014			December 31, 2013		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,594	81,965	17.4	76,312	15.5	5,653	7.4
Notes & Accounts Receivables	1,887	59,621	12.7	43,727	8.9	15,894	36.3
Other Current Financial Assets	100	3,157	0.7	6,849	1.4	(3,691)	(53.9)
Inventories	1,153	36,420	7.8	37,598	7.6	(1,178)	(3.1)
Other Current Assets	141	4,450	0.9	5,118	1.0	(667)	(13.0)
Total Current Assets	5,874	185,615	39.5	169,604	34.5	16,010	9.4

Long-term Investments	471	14,874	3.2	14,055	2.9	819	5.8

Net Fixed Assets	7,336	231,815	49.3	270,269	54.9	(38,454)	(14.2)

Other Assets	1,189	37,557	8.0	38,315	7.8	(759)	(2.0)
Total Assets	14,869	469,860	100.0	492,243	100.0	(22,383)	(4.5)

LIABILITIES
Short-term Borrowings	12	381	0.1	3,457	0.7	(3,076)	(89.0)
Accounts Payable	2,370	74,881	15.9	78,434	15.9	(3,553)	(4.5)
Current Installments of Long-term Borrowings	1,314	41,507	8.8	62,763	12.8	(21,256)	(33.9)
Current Installments of Bonds Payable	478	15,110	3.2	0	0.0	15,110	－
Current Financial Liabilities	7	233	0.0	421	0.1	(188)	(44.7)
Accrued Expense & Other Current Liabilities	1,134	35,832	7.6	28,420	5.8	7,412	26.1
Machinery and Equipment Payable	142	4,497	1.0	7,468	1.5	(2,971)	(39.8)
Total Current Liabilities	5,457	172,440	36.7	180,962	36.8	(8,522)	(4.7)

Long-term Borrowings	2,712	85,689	18.2	98,974	20.1	(13,285)	(13.4)
Bonds Payable	0	0	0.0	19,514	4.0	(19,514)	(100.0)
Non Current Financial Liabilities	0	7	0.0	17	0.0	(10)	(58.4)
Other Long-term Liabilities	359	11,353	2.4	14,430	2.9	(3,077)	(21.3)
Total Long-term Liabilities	3,071	97,049	20.7	132,935	27.0	(35,885)	(27.0)

Total Liabilities	8,528	269,490	57.4	313,897	63.8	(44,407)	(14.1)

EQUITY
Common Stock	3,046	96,242	20.5	96,242	19.6	0	0.0
Capital Surplus	1,875	59,258	12.6	60,503	12.3	(1,245)	(2.1)
Retained Earnings	650	20,529	4.4	4,017	0.8	16,511	411.0
Other Equity	157	4,946	1.1	3,546	0.7	1,399	39.5
Non-Controlling Interests	614	19,395	4.1	14,037	2.9	5,358	38.2
Total Equity	6,341	200,370	42.6	178,346	36.2	22,024	12.3
Total Liabilities & Equity	14,869	469,860	100.0	492,243	100.0	(22,383)	(4.5)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.60 per USD as of December 31, 2014
(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2014		2013
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit before Income Taxes	632	19,980	5,236
Depreciation & Amortization	1,801	56,903	63,638
Investment Loss under Equity Method	(16)	(500)	(454)
Changes in Working Capital	(410)	(12,966)	(18,516)
Changes in Others	(1)	(24)	(261)
Net Cash Provided by Operating Activities	2,006	63,393	49,642

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	14	452	625
Acquisition of Property, Plant and Equipment	(537)	(16,971)	(25,458)
Proceeds from Disposal of Property, Plant and Equipment	63	2,003	587
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(80)	(2,531)	(210)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	36	1,148	2,793
Decrease(Increase) in Other Financial Assets	(3)	(84)	193
Increase in Intangible Assets	(9)	(291)	(1,654)
Decrease(Increase) in Other Assets	14	437	(100)
Cash Increase Resulting from Change in Consolidated Entity	86	2,731	0
Net Cash Used in Investing Activities	(415)	(13,107)	(23,224)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(97)	(3,076)	(5,163)
Decrease in Guarantee Deposits	(3)	(87)	(146)
Decrease in Long-term Borrowings and Bonds Payable	(1,279)	(40,404)	(31,896)
Issuance of Common Stock for Cash	0	0	10,281
Cash Dividends	(46)	(1,444)	0
Changes in Non-Controlling Interests and Others	(1)	(31)	139
Net Cash Used by Financing Activities	(1,425)	(45,041)	(26,785)

Effect of Exchange Rate Changes on Cash	13	409	23
Net Increase(Decrease) in Cash and Cash Equivalents	179	5,653	(343)
Cash and Cash Equivalents at Beginning of Period	2,415	76,312	76,656
Cash and Cash Equivalents at End of Period	2,594	81,965	76,312

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.60 per USD as of December 31, 2014